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October 31, 2013

Ms. Allison White
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:	Claymore Exchange-Traded Fund Trust (File Nos. 333-134551 & 811-21906)

Dear Ms. White:

Thank you for your comments regarding Post-Effective Amendment No. 272 to the registration statement on Form N-1A for Claymore Exchange-Traded Fund Trust (the “Trust”), relating to the Guggenheim BRIC ETF (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on August 26, 2013.  Below, we summarize the comments from the staff of the Commission (the “Staff”) provided by you to Dechert LLP, describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 286 to the Trust’s registration statement (the “Amendment”), which will be filed via EDGAR on or about October 31, 2013.

GENERAL:

Comment 1.                      In your letter responding to the following comments, please include the customary “Tandy” representations, consistent with SEC Release 2004-89.

Response 1.                      The “Tandy” representations are set forth at the end of this letter.

PROSPECTUS:

Comment 2.                      On the cover page, please include the Fund’s ticker symbol in accordance with Item 1(a)(2) of Form N-1A.

Response 2.                      The disclosure has been revised accordingly.

Comment 3.                      On page 3, please remove the word “generally” from the Investment Objective.

Ms. Allison White October 31, 2013 Page 2

Response 3.                      We respectfully disagree with this comment.  Under the terms of the exemptive relief under which the Fund operates, each Fund in the Trust seeks or will seek to provide investment returns that correspond, before fees and expenses, generally to the performance of a specified equity and/or a specified fixed income securities index.1  Accordingly, use of the word “generally” accurately describes the Fund’s investment objective.  Furthermore, revising the wording of the Fund’s investment objective would raise concerns that the Fund’s investment objective itself has changed which, although it is a non-fundamental change, would require 60 days’ notice to shareholders.

Comment 4.                      On page 3, please replace the dash on the line for Distribution and service (12b-1) fees in the Expense Table with “0.00%”.

Response 4.                      The disclosure has been revised accordingly.

Comment 5.                      On page 3, please explain why 4 basis points of expenses were not waived pursuant to the contractual fee waiver.

Response 5.                       These expenses were licensing fees for the Fund’s index that are excluded from the expense cap as disclosed in footnote 2 to the Expense Table.

Comment 6.                      On page 3, please confirm that the costs in the Example for three, five and ten years do not reflect the fee waiver.

Response 6.                      We confirm that the costs in the Example for five and ten years do not reflect the fee waiver; however, the three year costs do reflect the fee waiver as permitted by Form N-1A because the fee waiver will continue until at least December 31, 2016.

Comment 7.  In the “How to Buy and Sell Shares” section starting on page 18, please disclose that premium/discount information is available on the Fund’s website in accordance with Item 11(g)(2) of Form N-1A.

Response 7.                      The disclosure has been revised accordingly.  However, we have added this information in a new section on page 31 instead of the “How to Buy and Sell Shares” section.

*  *  *  *  *  *  *  *

1	Claymore Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 30560 (Jun. 14, 2013) (notice) and 30598 (Jul. 10, 2013) (order).

Ms. Allison White October 31, 2013 Page 3

As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

●	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669, or Stuart Strauss at (212) 698-3529.  Thank you.

                         Sincerely,

                         /s/ Jeremy Senderowicz